Prudential Investments, LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

September 1, 2014

The Board of Directors
Prudential Investment Portfolios 16
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	Prudential INCOME BUILDER FUND

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through February 29, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, extraordinary and certain other expenses, including taxes, interest and brokerage commissions) of each class of shares to 0.70% of the Fund’s average daily net assets. This expense limit includes acquired fund fees and expenses, but excludes dividends and other expenses related to short sales.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President